UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

FORM 11-K
________________________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC INDUSTRIAL DIRECT CO., INC.
515 Broadhollow Road, Suite 1000, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of MSC Industrial Direct 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of MSC Industrial Direct 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.
Iselin, New Jersey
June 24, 2026

PLAN NUMBER: 003
EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Cash and cash equivalents	$414	$8,440

Investments, at fair value:
Mutual funds	677,271,672	615,420,141
Common collective trusts	66,861,438	67,933,158
MSC Industrial Direct Co., Inc. Common Stock	14,239,254	12,940,222
Total investments, at fair value	758,372,364	696,293,521

Receivables:
Employer contributions	713,692	356,721
Participant contributions	1,069,611	179
Notes receivable from participants	12,536,080	12,248,408
Total receivables	14,319,383	12,605,308
Total assets	772,692,161	708,907,269

Liabilities
Excess contributions payable	28,816	44,284
Total liabilities	28,816	44,284

Net assets available for benefits	$772,663,345	$708,862,985

See accompanying notes to the financial statements.

PLAN NUMBER: 003
EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2025
Additions
Additions to net assets attributed to:

Net appreciation in fair value of investments	$63,065,724
Interest and dividend income from investments	32,487,106
Interest income on notes receivable from participants	1,084,206

Contributions:
Participants	34,406,723
Employer, net of forfeitures	10,885,836
Rollovers	4,822,509

Total contributions	50,115,068

Total additions	146,752,104

Deductions
Deductions from net assets attributed to:

Benefits paid to participants	82,616,180
Administration fees and other	335,564

Total deductions	82,951,744

Net increase in net assets	63,800,360

Net assets available for benefits:
Beginning of year	708,862,985

End of year	$772,663,345
See accompanying notes to the financial statements.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all “Employees” (as the term is defined in the Plan document), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Administrative Committee of the MSC Industrial Direct 401(k) Plan is responsible for the administration of the Plan (the “Plan Administrator”). T. Rowe Price Trust Company is the Plan trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan. The Plan year begins on January 1 and ends on December 31 (the “Plan year”).

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least 18 years of age. Both full-time and part-time Employees are eligible to join the Plan.

Participation and Contributions

The Plan is funded by employee and employer contributions. Participants may elect to make pre-tax or Roth after-tax (“Roth”) contributions of between 1% and 40% of their “Annual Compensation” (as the term is defined in the Plan document). The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $23,500 during 2025. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax, Roth and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. Participants may currently direct contributions into 25 mutual funds and two common collective trusts. Additionally, participants may direct contributions into the purchase of shares of the Company’s Class A Common Stock (“Class A Common Stock”).

The “Employer” (as the term is defined in the Plan document) may make a discretionary matching contribution to the Plan accounts of eligible participants. For the 2025 Plan year, the Employer made a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax and Roth contributions. The Employer may also make a discretionary profit sharing contribution to the Plan accounts of eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2025. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any discretionary profit sharing contributions. Also, a participant must be employed on the last day of the Plan year to be eligible for any discretionary true-up of matching contributions at the end of the Plan year. The discretionary true-up of matching contributions occurs when a participant reaches the Code’s maximum annual contribution limit before December 31, resulting in a difference between what the Employer contributed compared to the full Employer match for the Plan year.

Active participants vest in annual Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	33 1/3%
2 but less than 3	66 2/3%
3 or more	100%

Upon a participant’s attainment of age 65 while in service or termination of service due to death or becoming “Disabled” (as the term is defined in the Plan document) or a termination of the Plan, 100% vesting occurs.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (i) the Company’s contributions, if any, and (ii) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses. Pre-tax and Roth contributions are maintained separately for participants.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2025 and 2024, the forfeiture balances not allocated to pay administrative expenses were $32,730 and $30,418, respectively. During the years ended December 31, 2025 and 2024, forfeited non-vested accounts of $228,000 and $206,917, respectively, were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan amount is $1,000, and the maximum loan amount is generally 50% of a participant’s total vested account balance, not to exceed $50,000. Interest is charged at a rate established by the Plan and is normally fixed at origination at the prime rate plus 1% (effective rate of 7.75% as of December 31, 2025). Interest rates on outstanding loans as of December 31, 2025 and 2024 ranged from 4.25% to 9.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed 10 years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

Withdrawals

The Plan permits a participant to withdraw participant pre-tax, Roth, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s “Hardship” (as the term is defined in the Plan document). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

At death, upon becoming Disabled, or at retirement or termination, participants (or their designated beneficiaries) are entitled to receive benefits equal to their vested account balances. In general, participants may elect to defer their distribution or to receive vested benefits in the form of a lump sum distribution, installment payments or a direct rollover to an Individual Retirement Account (“IRA”) or an eligible retirement plan. However, if a participant’s vested account balance is $7,000 or less, the participant may not defer distribution and may elect to receive a partial distribution, a lump sum distribution, or a direct rollover to an IRA or an eligible retirement Plan. If no such election is made and the participant’s vested account balance is greater than $1,000, but not more than $7,000, the participant’s vested account balance will be directly rolled over into an IRA established by the Plan Administrator for the participant’s benefit. If the participant’s vested account balance is $1,000 or less and no election is made, the benefit will be paid in a lump sum distribution.

Plan Expenses

Expenses for investment and other costs are generally paid by the Plan. Expenses for recordkeeping are deducted directly from the participant’s account on a quarterly basis and are included in administration fees and other. Fees for annual independent audit, counsel, and other specialists are generally paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Legislation

In December 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) was enacted and includes a number of required and optional provisions, intended to enhance retirement savings and modernize plan administration. The Plan has implemented several provisions of SECURE 2.0 including an increase in the required minimum distribution age, the adoption of increased catch‑up contribution limits for participants between ages 60-63, the ability for participants to designate employer matching contributions as Roth contributions and an increase in the automatic cash‑out threshold from $5,000 to $7,000. The Company expects to adopt additional Plan amendments consistent with applicable regulatory deadlines. This includes the requirement that catch‑up contributions for certain highly‑compensated participants be designated as Roth contributions.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in shares of Class A Common Stock under the Plan. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who makes such decisions.

As of both December 31, 2025 and 2024, approximately 2% of the Plan’s net assets available for benefits were invested in shares of Class A Common Stock (quoted market prices of $84.10 and $74.69 per share, respectively).

Investment Valuation and Income Recognition

The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are determined by the net asset value (the “NAV”) based on the fair value of the underlying assets held in the fund.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution. Amounts attributable to participants who have elected to withdraw from the Plan but have not yet been paid are not recorded as liabilities in the accompanying statements of net assets available for benefits in conformity with accounting principles generally accepted in the United States. As of December 31, 2025 and 2024, the amounts allocated to the accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $0 and $31,880, respectively.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (the “IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2025 Plan year excess contributions to the applicable participants before March 15, 2026.

3.      FAIR VALUE MEASUREMENTS

In accordance with accounting principles generally accepted in the United States, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels are defined as follows:

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the NAV of shares held by the Plan at year-end and are classified as Level 1 investments. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The common collective trust investments include the Stable Value Fund and the Equity Income Trust. Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the Plan trustee, has a readily determinable fair value and has accordingly been classified as a Level 1 investment.

Certain events could limit the ability of the Plan to transact at contract value with a common collective trust. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price of the Class A Common Stock reported on the New York Stock Exchange and is classified as a Level 1 investment.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024:

Investments at Fair Value as of December 31, 2025
	Level 1	Total

Mutual funds	$677,271,672	$677,271,672
Common collective trusts	66,861,438	66,861,438
MSC Industrial Direct Co., Inc. Class A Common Stock	14,239,254	14,239,254

Total Investments at Fair Value	$758,372,364	$758,372,364

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

Investments at Fair Value as of December 31, 2024
	Level 1	Total

Mutual funds	$615,420,141	$615,420,141
Common collective trusts	67,933,158	67,933,158
MSC Industrial Direct Co., Inc. Class A Common Stock	12,940,222	12,940,222

Total Investments at Fair Value	$696,293,521	$696,293,521

4.      INCOME TAX STATUS

The Plan is maintained through the adoption of a pre-approved plan that has received an opinion letter from the IRS dated August 19, 2020, stating that the form of the plan is qualified under Section 401(a) of the Code and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS opinion letter with respect to qualified status of the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

5.      RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee pursuant to the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represented $209,841,693, or 27% of total net assets available for Plan benefits at fair value as of December 31, 2025, and $231,526,207, or 33% of total net assets available for Plan benefits at fair value as of December 31, 2024.

Plan investments in shares of Class A Common Stock were $14,239,254, or 2% of total net assets available for Plan benefits at fair value as of December 31, 2025, and $12,940,222, or 2% of total net assets available for Plan benefits at fair value as of December 31, 2024.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust service providers for services T. Rowe Price provides to the funds. The revenue received by T. Rowe Price from such mutual fund or collective trust service providers is remitted to the Plan’s participants on a quarterly basis.

6.      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2025	2024

Net assets available for benefits per the financial statements	$772,663,345	$708,862,985

Add: Excess contributions payable at end of year	28,816	44,284

Less: Amounts allocated to withdrawing participants at end of year	—	(31,880)

Less: Deemed distributions - defaulted loans at end of year	(12,080)	(16,512)

Net assets available for benefits per the Form 5500	$772,680,081	$708,858,877

The following is a reconciliation of contributions received from participants per the financial statements to the Form 5500:

December 31,
2025

Contributions received from participants per the financial statements	$34,406,723

Add: Excess contributions payable at end of year	28,816

Contributions received from participants per the Form 5500	$34,435,539

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,
2025

Benefits paid to participants per the financial statements	$82,616,180

Less: Deemed distributions - defaulted loans at beginning of year	(16,512)

Less: Amounts allocated to withdrawing participants at beginning of year	(31,880)

Benefits paid to participants per the Form 5500	$82,567,788

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31,
2025

Net increase in net assets available for benefits per the financial statements	$63,800,360

Add: Excess contributions payable at end of year	28,816

Add: Amounts allocated to withdrawing participants at beginning of year	31,880

Add: Deemed distributions - defaulted loans at beginning of year	16,512

Less: Excess contributions payable at beginning of year	(44,284)

Less: Deemed distributions - defaulted loans at end of year	(12,080)

Net increase in net assets available for benefits per the Form 5500	$63,821,204

8. PROHIBITED TRANSACTIONS

The Company remitted certain participant contributions to Trustee for the year ended December 31, 2025 later than required by Department of Labor Regulation 2510.3-102. For contributions totaling $1,457,076, participants' accounts were credited with the amount of investment income that would have been earned had the employee deferrals been remitted on a timely basis. The plan administrator is in the process of correcting contributions totaling $2,565. The Company will file Form 5330 with the IRS and pay the required excise tax on the 2025 transactions.

MSC INDUSTRIAL DIRECT 401(k) PLAN
SCHEDULE H, LINE 4a:  SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN 11-3289165 AND PLAN #003
FOR THE YEAR ENDED DECEMBER 31, 2025

Participant Transactions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP And PTE 2022-51
☑	$2,565	*	$1,457,076	**	$—	$—

* Late contributions have been deposited to the Plan and related earnings are in the process of being corrected. The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions.

** The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions.

MSC INDUSTRIAL DIRECT 401(k) PLAN
SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 11-3289165 AND PLAN #003
AS OF DECEMBER 31, 2025

Identity of Issuer	Description	Cost	Current Value
MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock (169,313 shares)	**	14,239,254
Baird	Baird Core Plus Bond Fund (2,254,531 shares)	**	23,244,212
Cohen & Steers	Cohen & Steers Realty Shares (102,059 units)	**	4,888,624
Fidelity Investments	Fidelity Large Cap Growth Index Fund (2,242,139 units)	**	103,743,790
T. Rowe Price *	T. Rowe Price Global Stock Fund (501,062 units)	**	34,828,812
T. Rowe Price *	T. Rowe Price Communications & Technology Fund 322,065 units)	**	42,370,771
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund (45,928,938 units)	**	45,928,938
T. Rowe Price *	T. Rowe Price Equity Income Trust Fund (464,032 units)	**	20,932,500
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund (617,341 units)	**	19,859,862
T. Rowe Price *	T. Rowe Price Value Fund (269,373 units)	**	12,886,795
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund (339,373 units)	**	33,000,664
T. Rowe Price *	U.S. Treasury Money Fund (33,351 units) ***	**	33,351
Vanguard	Vanguard Small-Cap Index Fund (142,017 units)	**	17,550,521
Vanguard	Vanguard Institutional Index Fund (108,177 units)	**	59,722,265
Vanguard	Vanguard Target Retirement Income Fund (317,558 units)	**	4,404,532
Vanguard	Vanguard International Growth Fund (119,940 units)	**	13,671,861
Vanguard	Vanguard Explorer Fund, Admiral (155,161 units)	**	16,554,175
Vanguard	Vanguard Target Retirement 2020 Fund (419,641 units)	**	11,519,134
Vanguard	Vanguard Target Retirement 2025 Fund (1,667,238 units)	**	33,261,388
Vanguard	Vanguard Target Retirement 2030 Fund (1,287,624 units)	**	54,505,119
Vanguard	Vanguard Target Retirement 2035 Fund (2,269,142 units)	**	62,129,121
Vanguard	Vanguard Target Retirement 2040 Fund (929,158 units)	**	46,411,450
Vanguard	Vanguard Target Retirement 2045 Fund (1,057,498 units)	**	36,737,467
Vanguard	Vanguard Target Retirement 2050 Fund (330,295 units)	**	19,579,890
Vanguard	Vanguard Target Retirement 2055 Fund (220,331 units)	**	14,577,123
Vanguard	Vanguard Target Retirement 2060 Fund (121,856 units)	**	7,430,797
Vanguard	Vanguard Target Retirement 2065 Fund (99,942 units)	**	4,000,677
Vanguard	Vanguard Target Retirement 2070 Fund (11,291 units)	**	359,271
Total investments			758,372,364
T. Rowe Price *	Cash	**	414
Participant loans	Participants loans, with interest rates ranging from 4.25% -9.50%, with various maturity dates through 2035	**	12,536,080
Total Assets (Held at End of Year)			$770,908,858

* Indicates party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and participant loans and, therefore, is not included.
*** The investment represents a holding fund pending allocation to participants and is not an investment option offered by the Plan.

EXHIBIT INDEX

Exhibits:

23.1           Consent of Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(k) PLAN

Date: June 24, 2026
/s/ BARBARA KNOLL
Barbara Knoll On behalf of the Administrative Committee of the MSC Industrial Direct 401(k) Plan